02041014

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

DASSAULT SYSTEMES S.A.
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K four press releases dated June 11, 2002, announcing:

- The launch by Dassault Systemes of their 3D PLM Version 5 Release 9;
- The launch by Dassault Systemes of DELMIA Version 5 Release 9;
- The launch by Dassault Systemes and IBM of CATIA Version 5 Release 9;
- The launch by Dassault Systemes and IBM of ENOVIA Version 5 Release 9;

DASSAULT SYSTEMES

Dassault Systemes Launches 3D PLM Version 5 Release 9

V5R9 makes Product Morphing a Reality

• Breakthrough Business Practices for Accelerating Product Development •

Tune into www.3dplm.com for a pre-recorded V5R9 video announcement by Bernard Charles, President and CEO of Dassault Systemes.

Paris, France – June 11, 2002 - Dassault Systemes (NASDAQ: DASTY; Euronext Paris: #13065, DSY.PA) today announced the delivery of their latest product lifecycle management solutions, 3D PLM Version 5 Release 9 (V5R9). V5R9 delivers a set of business practices for breakthrough *product morphing*, which automatically combines existing design data and templates with new specifications to form an original, full-featured product and production systems design. Morphing draws on next-generation reuse of design data and knowledge to dramatically accelerate product and production system developments and maximize capitalization of past experience.

Companies of all sizes and in any industry can utilize V5R9. Interoperability with multiple computer-aided design (CAD), product data management (PDM), and other business systems has been enhanced to accelerate deployment and integration within existing solution environment. The new release will be available worldwide on July 26, 2002, with a total of 374 products under four brands: CATIA (129 products), DELMIA (130 products), ENOVIA (89 products), and SMARTEAM (26 products).

"By introducing morphing today with V5R9, we illustrate again the uniqueness and capability of our 3D PLM solutions," said Bernard Charles, President and CEO of Dassault Systemes. *"With V5R8, we established the benchmark for 3D PLM. V5R9 breakthrough morphing capabilities are the result of world-class partnerships with our leading customers, which regard morphing as the key driver for slashing development time and costs significantly and redefining competitiveness for their industries."*

Introducing Product Morphing

Building on Dassault Systemes' undisputed leadership in digital mock-up (DMU) technology, V5R9 opens up a new dimension in product life cycle management by providing customers with automatic, intelligent product morphing. Product morphing involves the combination of data generated from previous development programs and/or predefined templates with new program specifications, resulting in the transformation of this combined information into a new, valid design for the required program environment. Knowledge models are applied during the transformation process to guarantee conformity of the new design with business and technical requirements, standards and lessons learned. As a final step, analysis tools verify the viability of the resulting design within the new context based on external constraints.

Morphing can be applied to any industry type and product size, ranging from complete, full-scale products, such as car bodies, to smaller components, such as tooling resources. It does not limit itself to the use of product definitions; resource and process definitions can also be transformed in combination with the product. This additional flexibility makes it possible to optimize the role of manufacturing within new product programs.

Value for the Customer

Product morphing provides 3D PLM customers with a host of additional benefits, including:

- Radical reductions in development cycle time and costs
- Best practices sharing by the best people across the enterprise
- Improvements in product quality through prevention of error replication
- Improved product accuracy and market fit because critical development decisions came be made right up to product rollout
- Consolidated brand identity through consistent formalization, stabilization, and control of product characteristics
- Bidding advantages for "engineering-to-order" companies, through improved reliability and faster response to requests for proposals (RFPs)
- Innovation due to enhanced opportunities for creative decision-making

As the prerequisite for best-in-class product morphing, 3D PLM enables companies to optimize their business ***Processes*** for engineering, manufacturing, maintenance and support, using ***Collaborative Workspaces*** to share a common product, process and resource model (***PPR***). With PPR, companies can capture, share and reuse ***Knowledge*** throughout the product lifecycle. The open ***CAA*** (Component Application Architecture) ***V5*** allows extension of this solution to - and integration within - multiple enterprise environments.

- **Process-Centric**

Product morphing draws on the expansive process coverage afforded through the vast range of product and production system creation and life cycle applications based on unified V5 architecture. It capitalizes on product value derived from multiple disciplines for maximum re-use.

- **3D Collaborative Workspace**

Morphing relies on connectivity and 3D communication efficiencies created by collaborative workspaces used by the different disciplines to build reusable digital products and production systems.

- **PPR**

Product, process and resource models are intelligently updated when product variations occur. As a result, digital products created by morphing can be quickly validated within the context of manufacturing models.

- **Knowledge**

Morphing leverages rules and lessons learned from previous product development programs. The use of rich knowledge models and business specifications to drive the modification of the digital products and processes becomes the key differentiator of the morphing practice.

- **CAA V5**

Numerous third-party applications based on CAA V5 expand the scope of associative product simulation and downstream definitions to transform existing intellectual property into more valid and complete results.

###

About Dassault Systemes

Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) is the premier global software developer in the PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. The CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and Smarteam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.

Information about Dassault Systemes is available at http://www.dsweb.com.

Dassault Systemes Press Contacts:
Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

Dassault Systemes Investor Contacts:
Giles Sanderson, Emma Rutherford, James Melville-Ross
Financial Dynamics
London tel. +44 207 831 3113

Jean-Benoit Roquette
Press: Lorie Lichtlen/nelly Dimey
Morgen Walke Europe
Paris tel. +33 1 47 03 68 10

DASSAULT SYSTEMES

Dassault Systemes Announces DELMIA Version 5 Release 9

Latest Release of 3D PLM Manufacturing Engineering Solutions Enables Unparalleled Innovation and Efficiency with Breakthrough Product Morphing

Paris, France – June 11, 2002 - Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced the launch of DELMIA Version 5 Release 9 (V5R9), the leading 3D product life cycle management (3D PLM) solution for manufacturing process planning, detailing, verification and simulation. As part of the global 3D PLM offering, DELMIA V5R9 represents a major milestone in the PLM space by enabling breakthrough *product morphing*. DELMIA V5R9 will be available worldwide on July 26, 2002, with significant manufacturing process planning enhancements and a total of 130 products.

"Product morphing" is a set of state-of-the-art best practices enabled by DELMIA V5's unique knowledgeware, relational design, process integration and PPR infrastructure, which automatically combine existing design definitions and/or templates, with new specifications to drive the regeneration of fully-engineered derivative product definitions. By maximizing reuse of existing knowledge and experience, morphing gives customers the ability to reduce cycle times and increase their market responsiveness.

"*DELMIA V5R9 is a major step in our PLM deliveries,*" says Philippe Charles, Chief Executive Officer, DELMIA Corp. "*With a particular focus on the manufacturing processes coverage, V5R9 offers a more powerful 3D PLM collaborative workspace for the manufacturing community, driving innovation and productivity along the overall product development process in the industry.*"

DELMIA V5R9 Major Highlights

DELMIA V5R9 offers a wide range of new capabilities to make product morphing a reality, and lead the way to integrated manufacturing engineering:

- Date and range configuration mechanisms for manufacturing engineers working in the aerospace, shipbuilding, and defense industries
- Enhanced creation and management of numerical control (NC) manufacturing processes
- Geometric tools for improved collaboration between manufacturing and tooling design engineers
- Planning infrastructure improvements to leverage the reuse of existing manufacturing libraries in process planning and detailing.

Value for the Customer

DELMIA provides solutions for manufacturing process planning, detailing, verification and simulation within the 3D PLM portfolio. 3D PLM enables companies to optimize their business ***Processes*** for engineering, manufacturing, maintenance and support, using web-based ***Collaborative Workspaces*** to share a common product, process and resource model (***PPR***). With PPR, companies can capture, share and reuse ***Knowledge*** throughout the product lifecycle. The open ***CAA*** (Component Application Architecture) ***V5*** allows extension of this solution to - and integration within - multiple enterprise environments.

- **Process-centric**

DELMIA V5R9 application enhancements provide significant gains in productivity for manufacturing process planners and detailers. For example, DELMIA has extended the spot welding management and planning tools within the Digital Process for Manufacturing (DPM) Body in White application to include support for other types of point fasteners (such as stud welds, rivets, and screws), access to plans stored in process libraries, and cutting and pasting of plans between multiple documents.

This release includes 16 new products which expand process coverage in automotive, aerospace, shipbuilding and defense, heavy equipment, and consumer goods sectors. The new DPM Powertrain configuration, for instance, delivers planning capabilities for process planners involved in automotive powertrain part fabrication.

"*With 16 new products and major enhancements leveraging the V5 technologies, the DELMIA V5R9 Release is yet another breakthrough in the adoption by DELMIA of the V5 architecture to better support Dassault Systemes' 3D PLM vision and strategy*," said Pascal LECLAND, Executive Vice President Research and Development, DELMIA Corp. "*The pervasive PPR access throughout the DELMIA Applications portfolio provides our customers with new and more efficient ways to morph their existing Process and Resource Intellectual Property to better help the Product Life Cycle maturation Process*."

- **3D Collaborative Workspace**

DELMIA V5R9 gives customers a more collaborative, multi-user environment by supporting date and unit-range effectivity control within manufacturing process planning. This type of collaboration is particularly critical for the aerospace defense and shipbuilding sectors.

Other significant enhancements include better functionality for accessing and filtering data, improved intelligent data locking, read-only modes and configuration, and effectivity control of simulation and process planning data. Additionally, the introduction of a set of geometric tools improves collaboration between manufacturing and tooling design engineers. With DELMIA V5R9, engineers can experiment with and resolve resource and design issues as they relate to manufacturing process planning, and communicate with engineers who have design responsibilities.

- **PPR**

DELMIA V5R9 delivers enhanced DELMIA-ENOVIA integration and PPR infrastructure support, which collectively facilitate "planning-in-context" based on a unique PPR model. This release enables the filtering of information, including configurations, as well as date and range effectivity control on all PPR objects (once again, vital requirements for aerospace, defense, and shipbuilding domains).

- **Knowledge**

DELMIA V5R9 allows manufacturing engineers to make better reuse of enterprise standard process libraries, which empowers the morphing of manufacturing processes during planning and detailing stages. Process planners and process detailers can easily access and share standard practices throughout the extended enterprise. This knowledge can then be shared with other users, thereby reducing development and verification efforts.

- **CAA V5**

New interfaces within DELMIA V5R9 Robotic Workcell Layout & Sequencing provide additional support to software community program (SCP) partners developing CAA V5 applications for DELMIA.

###

About Dassault Systemes

Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) is the premier global software developer in the PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. The CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and Smarteam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.

Information about Dassault Systemes is available at http://www.dsweb.com.

Dassault Systemes Press Contacts:

Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

Dassault Systemes Investor Contacts:

Giles Sanderson, Emma Rutherford,
James Melville-Ross
Press: Simon Manley
Financial Dynamics
London tel. +44 207 831 3113

Jean-Benoit Roquette
Press: Nelly Dimey/Lorie Lichtlen
Morgen Walke Europe
Paris tel. +33 1 47 03 68 10

IBM and Dassault Systemes Announce CATIA Version 5 Release 9

Latest Release of PLM Product Engineering Solutions Enables Unparalleled Innovation and Efficiency with Breakthrough Product Morphing

Paris, France – June 11, 2002 - IBM and Dassault Systemes (NASDAQ: DASTY; Euronext Paris: #13065, DSY.PA) today announced the availability of CATIA Version 5 Release 9 (V5R9), the leading three-dimensional product life cycle management (3D PLM) solution for product design, creation, simulation and optimization. As part of the global 3D PLM offering, CATIA V5R9 represents a major milestone in the PLM space by delivering the set of business practices for breakthrough product morphing. Available worldwide on July 26, 2002, CATIA V5R9 delivers a total of 129 products – 11 new products and over major 87 product enhancements - for unparalleled product design.

"Product morphing" is a set of state-of-the-art business practices enabled by CATIA V5's unique knowledgeware, relational design, process integration and PPR infrastructure, which automatically combine existing design definitions and/or templates with new specifications to drive the regeneration of fully-engineered derivative product definitions. By maximizing reuse of existing knowledge and experience, morphing gives customers the ability to reduce cycle times and increase their market responsiveness.

"The difference between success and failure in new products is more and more dependent on their innovation content," said Dominique Florack, Executive Vice President of Dassault Systemes. *"The paradox in today's development processes is that most of the money and effort is invested revisiting decisions that were made for previous programs. Struggling for percentage improvements does not solve this paradox. Morphing-based processes eliminate this redundancy, leveraging digital knowledge models that adapt to new specifications and automate routine decision-making. Since knowledgeware is natively implemented within the V5 infrastructure, we now can work seriously with customers on turning dreams such as the 'one-year car' into a reality."*

CATIA V5R9 Major Highlights

CATIA V5R9 offers a wide range of new capabilities to make product morphing a reality and to significantly improve the efficiency of product design and simulation across engineering processes:

- Major enhancements to 87 products for design and manufacturing process definition in areas such as cast, forged and molded parts, and automotive body-in-white.
- Eleven new applications providing expanded process coverage for the consumer goods, industrial machinery, aerospace, industrial equipment systems, and shipbuilding sectors.
- Enhanced relational design methodology and support of collaborative multi-CAD product development processes.
- New product, process, resource (PPR) technologies to strengthen CATIA-ENOVIA integration and improve the interaction between numerical control (NC) manufacturing processes and product design definitions.

- New capabilities to maximize knowledge capture and reuse through system- and subsystem-level design templates.
- Extended openness within the 3D PLM space with a total of 18 third-party V5 applications.

Value for the Customer

CATIA V5 is the product-engineering solution offered within the 3D PLM portfolio. 3D PLM enables companies to optimize their business ***Processes*** for engineering, manufacturing, maintenance and support, using ***Collaborative Workspaces*** to share a common product, process and resource model (***PPR***). With PPR, companies can capture, share and reuse ***Knowledge*** throughout the product lifecycle. The open ***CAA*** (Component Application Architecture) ***V5*** allows extension of this solution to - and integration within - multiple enterprise environments.

- **Process-Centric**

CATIA V5R9 accelerates reengineering and optimization of primary industry processes such as automotive body-in-white, cast, forged, and molded parts by providing 87 major application enhancements to part design, drafting, analysis, tolerance management, and generative shape design. All product design improvements are based on a specification-driven, or "generative" approach, and enable customers to rapidly create new products, explore variants, and manage design changes within a digital product morphing environment.

Eleven new applications extend process coverage in the consumer goods, industrial machinery, aerospace, industrial equipment systems, and shipbuilding domains. CATIA V5R9's Healing Assistant 1 product, for example, delivers increased reliability with improved topology and geometric accuracy for imported mold parts. Weld Design 1 completes the fabrication and assembly process for industrial machinery. Tubing Diagrams 2 provides specification-driven system processes that link logical and physical design for automotive and aerospace customers. Finally, Aerospace Sheetmetal Design 3 provides dedicated design capabilities for hydro-pressed and break-formed sheetmetal parts.

- **3D Collaborative Workspace**

CATIA V5R9 offers improved collaboration and change management throughout the enterprise by linking product knowledge within relational design methodology. For instance, the ability to share design parameters by explicit publication at any level of a product structure facilitates collaboration, captures design intent by defining the interface, and provides automatic reconciliation of parameters and dependent geometry or constraints during component replacement or version update.

This latest release also provides enhanced capabilities for working with multi-CAD data, thereby facilitating collaboration within a heterogeneous environment. Other improvements include standard interfaces, consistent parts catalog management with TeamPDM 1, the new Healing Assistant 1 product, and V4 integration enhancements.

- **PPR**

New PPR reconciliation technologies make a company's PLM environment more flexible by permitting file-based CATIA projects to be integrated with ENOVIA at any time. CATIA V5R9 supports virtual product data management by reinforcing the combined use of CATIA and ENOVIA through standardized parts catalogs and integration of concurrent digital mock-up (DMU) application data around a common PPR model. CATIA V5R9 improves interaction between NC manufacturing applications and product design definitions to facilitate rapid change propagation.

- **Knowledge**

By enabling the capture and reuse of predefined product design templates, CATIA V5R9 acts as the cornerstone for full morphing implementation. System-wide knowledge specifications now extend from simple features to the entire assembly level, thereby expanding the opportunities for development of automated, "morphable", designs. The application of product morphing has been shown to deliver design time and costs reductions of 50% or more in project critical processes by factors not previously achieved.

- **CAA V5**

31 key players in various areas of PLM expertise support the open nature of CATIA V5R9 and its underlying architecture, which includes analysis and simulation, electrical, and manufacturing processes, and such specialized fields as optical design. With unparalleled development speed and quality, these partners have built a total of 18, ready-to-use V5 applications focused on accelerating product design, simulation and NC manufacturing for the customer. CATIA users have been able to benefit directly from the native integration and consistent performance afforded by these V5 applications.

###

About IBM

IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes

Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) is the premier global software developer in the PLM market, providing companies with ebusiness solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. The CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and Smarteam Corp., as Dassault Systemes companies, offer respectively 3D design-centric *and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of Dassault* Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.

Information about Dassault Systemes is available at http://www.dsweb.com.

Press Contacts:

Dassault Systemes
Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

IBM
Jennifer Feller
+ 331 41 88 61 89
jennyfeller@fr.ibm.com

Dassault Systemes Investor Contacts:

Giles Sanderson, Emma Rutherford,
James Melville Ross
Press: Simon Manley
Financial Dynamics
London tel. +44 207 831 3113

Jean-Benoit Roquette
Press: Nelly Dimey/Lorie Lichtlen
Morgen Walke Europe
Paris tel. +33 1 47 03 68 10

IBM and Dassault Systemes Announce ENOVIA Version 5 Release 9

Latest Release of PLM Decision Support and Life Cycle Management Solutions Enables Unparalleled Innovation and Efficiency with Breakthrough Product Morphing

Paris, France – June 11, 2002 - IBM and Dassault Systemes (NASDAQ: DASTY; Euronext Paris: #13065, DSY.PA) today announced the availability of ENOVIA Version 5 Release 9 (V5R9). Building on the industry's most comprehensive solution for end-to-end 3D product life cycle management (3D PLM), this latest release paves the way for innovative virtual product development management (VPDM) through unique CATIA and strong multi-CAX integration. As part of the global 3D PLM offering, ENOVIA V5R9 represents a major milestone in the PLM space by delivering the set of business practices for breakthrough *product morphing*. Available worldwide on July 26, 2002, ENOVIA V5R9 delivers a total of 89 products for unparalleled product development.

"Product morphing" is a set of state-of-the-art business practices enabled by ENOVIA V5's unique knowledgeware, relational design, process integration and PPR infrastructure, which automatically combine existing design definitions and/or templates, with new specifications to drive the regeneration of fully-engineered derivative product definitions. By maximizing reuse of existing knowledge and experience, morphing gives customers the ability to reduce cycle times and increase their market responsiveness.

"ENOVIA V5R9 delivers breakthrough product development and decision support capabilities that have been extensively validated with leading customers, and extend our position as an innovation provide," said Joel Lemke, Chief Executive Officer, ENOVIA Corp. *"These new capabilities further take advantage of the knowledge that is created in the development of complex products for reuse in new designs, while still in the virtual world, to significantly enhance the quality, validity, and timeliness of bringing these new products to market. The result for our customers is the delivery of products that are "right to market" in substantially reduced elapsed time."*

ENOVIA V5R9 Major Highlights

ENOVIA V5R9 offers a wide range of new capabilities to make product morphing a reality and to significantly improve VPDM deployment throughout the supply chain:

- Enriched support of VPDM processes, including relational design, design-in-context, and clash management
- Support for new and enhanced "out-of-the-box" best practices, including process flow control and optimization, and product simulation using kinematics and analysis data
- Improved functions for accessing and sharing VPDM information across the supply chain
- Complete product variation management through sophisticated configuration control

capability

- New process, product, resource (PPR) multiCAD hubbing facilities for enhanced interoperability.

Value for the Customer

ENOVIA provides decision support and lifecycle management solutions within the 3D PLM portfolio. 3D PLM enables companies to optimize their business ***Processes*** for engineering, manufacturing, maintenance and support, using web-based ***Collaborative Workspaces*** to share a common product, process and resource model (***PPR***). With PPR, companies can capture, share and reuse ***Knowledge*** throughout the product life cycle. The open ***CAA*** (Component Application Architecture) ***V5*** allows extension of this solution to - and integration within - multiple enterprise environments.

- **Process-centric**

From a process-centric perspective, ENOVIA V5R9 focuses on providing enhanced relational design capability for accurate change and project analysis. This is achieved through consolidated process support for VPDM requirements, including reproducible product packaging and analysis, easier assembly management, assembly drawing management, and full analysis of design impacts.

ENOVIA V5R9 eases V5 deployment by extending CATIA V4-V5 transition support with the integration of design-in-context capabilities for CATIA V4-V5 environments. It also introduces new and enhanced "out-of-the-box" best practices for rapid decision-making and deployment in the areas of business process flow control, document management, clash reconstruction management, product simulation, and ergonomics and packaging.

The new Graphical Workflow Designer, for instance, provides managers with greater flexibility in defining improved enterprise business process templates. This product complies with workflow management coalition (WfMC) standards and is fully integrated with life cycle program management.

- **3D Collaborative Workspace**

ENOVIA V5R9 leverages collaboration for the easier review and exchange of 3D information across co-engineering and partner communities in the enterprise. New capabilities for reviewing 2D documents, generating technical documentation, and working with ENOVIA consulting information off-line using "briefcases" considerably contribute to collaborative product development and manufacturing across the supply chain.

In ENOVIA V5R9, the use of 3D images for the sharing and understanding of product information is facilitated by the new Photo Studio Optimizer 2, which produces high-quality virtual product images for professional photography or filmmaking, and enhancements in environmental rendering and real-time shadowing.

- **PPR**

ENOVIA V5R9 facilitates morphing through the modeling, centralization, and integration of PPR information across all 3D PLM brands and other CAD systems. The use of reference assembly configuration and relational design is increased with reusable structure templates and sub-assembly effectivities. In V5R9, the PPR allows for access to ENOVIA product configurations from within a DELMIA session. Finally, high-powered DMU management and design is enabled through extended multi-CAD capabilities in the ENOVIA Life Cycle Applications.

- **Knowledge**

ENOVIA V5R9 creates a "learning enterprise" by providing full access to product and process information, experience, and enterprise methodologies, including enhanced capture and visualization of CATIA V5 knowledge. Enterprise cultures are further enriched through customisable ENOVIA Web-based Learning Solutions, which include best practices and related knowledge for developing enterprise-specific process learning.

- **CAA V5**

ENOVIA V5R9 boasts superior flexibility in V5-based application development and customization by broadening middleware and platform use. Major enhancements include the new Java Dashboard product for creating WebSphere-compatible applications, capabilities for managing distributed data between "co-enterprises", improved coverage of VPDM functions on Windows NT platforms, and the modification of Web-based enterprise learning solutions with the Companion Development Studio.

###

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) is the premier global software developer in the PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. The CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and Smarteam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.
Information about Dassault Systemes is available at http://www.dsweb.com.

Press Contacts:

Dassault Systemes
Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

IBM
Jennifer Feller
+ 331 41 88 61 89
jennyfeller@fr.ibm.com

Dassault Systemes Investor Contacts:

Giles Sanderson, Emma Rutherford,
James Melville Ross
Press: Simon Manley
Financial Dynamics
London tel. +44 207 831 3113

Jean-Benoit Roquette
Press: Nelly Dimey/Lorie Lichtlen
Morgen Walke Europe
Paris tel. +33 1 47 03 68 10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant, Dassault Systemes, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 11, 2002

DASSAULT SYSTEMES

By:
Name: Thibault de Tersant
Title: Executive Vice-President, Finance and Administration

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